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                                                               EXHIBIT 99(a)(5)
                                                        ILM SENIOR LIVING, INC.

                                 SUPPLEMENT TO THE
                              OFFER TO PURCHASE SHARES
                                          OF
                               ILM SENIOR LIVING, INC.

The cover page of the Offer to Purchase ("Offer") is supplemented and amended as follows:

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              THIS OFFER WILL EXPIRE AT 12:00 MIDNIGHT, PACIFIC TIME,
                  ON AUGUST 28, 1998, UNLESS THE OFFER IS EXTENDED.
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     Redwood Investors, LLC, a Delaware limited liability company ("Redwood" or the "Purchaser"), hereby offers to purchase 75,000 shares of common stock $.01 par value ("Shares") of the issued and outstanding Shares of ILM Senior Living, Inc., a Virginia Corporation (the "Company").

     The 75,000 Shares sought to be purchased pursuant to the Offer represent, to the best knowledge of the Purchaser, approximately 1 percent of Shares outstanding as of the date of the Offer.

     If more than 75,000 Shares are validly tendered and not withdrawn, the Purchaser will accept for purchase up to 75,000 Shares, on a pro rata basis, subject to the terms and conditions herein, see "Tender Offer - Section 13, Certain Conditions of the Offer."

INTRODUCTION

The fourth full paragraph in the "Introduction" of the Offer is hereby supplemented and amended to read as follows:

The Offer is not conditioned upon the valid tender of any minimum number of the Shares. If more than 75,000 Shares are tendered and not withdrawn, the Purchaser will accept up to 75,000 of the tendered Shares on a pro rata basis, subject to the terms and conditions herein. See "Tender Offer--Section 13. Certain Conditions of the Offer." The Purchaser expressly reserves the right, in its sole discretion and for any reason to waive any or all of the conditions of the Offer, although the Purchaser does not presently intend to do so.

SECTION 7 - PURPOSE AND EFFECTS OF THE OFFER

     Section 7 of the Offer to Purchase is hereby supplemented and amended to amend and restate the entire subsection titled "Purposes of the Offer" in
Section 7 as follows:

PURPOSE OF THE OFFER. The Purchaser established the Purchase Price of $7.00 per Share based on a number of qualitative and quantitative factors, including: (i) the prices of recent secondary market resales of the shares (ii) the illiquid nature of the investment; (iii) the costs to the Purchaser associated with acquiring the Shares; and (iv) the Purchaser's or Purchaser's agent's inspection of each property ("Factors").

     The Purchase Price represents the price at which the Purchasers are willing to purchase Shares. No independent person has been retained by Redwood to evaluate or render any opinion with respect to the fairness of the Purchase Price and no representation is made as to such fairness. Redwood urges those shareholders that are considering tendering their shares pursuant to the Offer to first consult with their own advisors (e.g. tax, financial) in evaluating the terms of the Offer before deciding whether or not to tender Shares.

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                                                        ILM SENIOR LIVING, INC.

     According to reports published by The Partnership Spectrum, an independent national reporting service that tracks the sale of limited partnership units and real estate investment trust ("REIT") shares in the secondary market, the low and high sales prices of Shares during the period of March 31, 1997 through April 30, 1998, were $6.50 and $8.82, respectively.

     The Purchaser is offering to purchase Shares which are a relatively illiquid investment and are not offering to purchase the Company's underlying assets. Consequently, the Purchaser does not believe that the underlying asset value of the Company is determinative in arriving at the Offer Price. Nevertheless, using publicly available information concerning the Company contained in the Quarterly Report on Form 10-Q for the fiscal third quarter ended May 31, 1997 filed with the SEC ("10-Q"), the Purchaser used an estimated asset value to derive an estimated market value for the Shares solely for purposes of formulating their Offer.

     In determining their estimated value of the Shares, the Purchaser first calculated the estimated current value of the Company's assets through a net operating income analysis. The Purchaser's estimated net operating income for the fiscal year ended August 31, 1997 is $6,328,000. In consideration of the Factors discussed above, the Purchaser determined the appropriate capitalization rate for the Company's net operating income to be approximately 12%. The resulting net asset value of the Company's properties was added to the Company's net current assets and the Company's total estimated asset value was then reduced by the Purchaser's estimate of the hypothetical costs to liquidate the portfolio plus the Purchaser's estimated acquisition and transfer costs. The Purchaser's resulting estimated current value per Share is $7.14.

     The Purchaser is making the Offer for investment purposes with a view towards making a profit. Redwood's intention is to acquire the Shares at a Purchase Price which will allow Redwood to make a profit from its ownership of the Shares.

SECTION 8 - "FUTURE PLANS"

     Section 8 of the Offer to Purchase is hereby supplemented and amended to amend and restate the second paragraph in Section 8 as follows:

     The Purchaser is acquiring the Shares pursuant to the Offer for investment purposes, and does not have any present plans or intentions to effect a change in management or any plans with respect to a liquidation, sale of assets or refinancing of the Company's properties. The Purchaser is acquiring the Shares as an investment and presently intends to support the Company's existing management. Although the Purchaser and its affiliates have no present plans to do so, the Purchaser and its affiliates reserve the right to acquire additional Shares (up to, but not beyond, 9.8 of the outstanding Shares) through private purchases, one or more future tender offers, or by any other means deemed advisable. Such future purchases may be at prices higher or lower than the Purchase Price. By tendering your shares pursuant to the Offer, you are giving up the opportunity to participate in any potential future offers for the Company's shares made by the Purchaser.

SECTION 12 - SOURCE AND AMOUNT OF FUNDS.

Section 12 is hereby supplemented and amended as follows:

     The Purchaser expects that approximately $525,000 (exclusive of fees and expenses) will be required to purchase 75,000 Shares in the Partnership (less than 1 percent of the outstanding Shares), if tendered. In conjunction with the Offer, Purchaser has made a separate offer for up to 50,000 shares of ILM II Senior Living, Inc. at a purchase price of $8.00 per share (collectively, the "Offers"). Purchaser expects that approximately $416,000 (exclusive of fees and expenses) will be required to purchase 50,000 shares (less than 1 percent of the outstanding shares), if tendered. Purchaser has a binding commitment ("Commitment")from a single member ("Member") to provide those funds as capital contributions to Purchaser. The Member has an aggregate worth, net of all liabilities, substantially in excess of the amount required to purchase the

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                                                        ILM SENIOR LIVING, INC.

125,000 Shares pursuant to the Offers. In accordance with the Member's Commitment, Purchaser has received a capital contribution in the amount of $925,000 for the payment of Shares purchased pursuant to the Offers. For the month ended July 31, 1998, Redwood Investors, LLC had cash in the amount of $930,605, and assets, net of all liabilities of $944,281.

SECTION 13 - CERTAIN CONDITIONS OF THE OFFER

     Section 13 of the Offer to Purchase is hereby supplemented and amended to amend and restate all paragraphs except the last paragraph of Section 13 as follows:

     The Purchaser will not be required to accept for payment or pay for any Shares tendered unless, on or before the Expiration Date, Purchaser shall have received (or waived):

     (i) from the Seller, a properly completed and duly executed Agreement of Sale; and

     (ii) from the Company, confirmation to Purchaser's reasonable satisfaction that, upon purchase of the Shares: (a) the Purchaser will be entitled to receive all distributions, from any source, from the Company after May 1, 1998; and (b) the Company will change Seller's address to Purchaser's address.

     Furthermore, the Purchaser will not be required to accept for payment or pay for any Shares tendered if, on or after the date of the Offer and before the Expiration Date, Purchaser a preliminary or permanent injunction or other order of any federal or state court, government or governmental authority or agency shall have been issued and shall remain in effect which (i) makes illegal, delays or otherwise directly or indirectly restrains or prohibits the making of the Offer or the acceptance for payment of any Shares by the Purchasers, (ii) requires divestiture by the Purchasers of any Shares, (iv) causes any material diminution of the benefits to be derived by the Purchasers as a result of the transactions contemplated by the Offer, or (v) might materially adversely affect the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of the Purchaser or the Company.